FREE WRITING PROSPECTUS - Filed pursuant to Rule 433
Registration No. 333-132348-05
December 7, 2006
_____________________________________________________________________________________
"MICHAEL BANCHIK, HSBC SECURITIES (USA" <mbanchik2@bloomberg.net>
Sent by: mbanchik2@bloomberg.net	To
12/07/2006 02:08PM	cc
Subject: HFCHC 2006-4 **Full Pricing Details**

HSBC Home Equity Loan Trust (USA) 2006-4 (BBerg: HFCHC 2006-4) $937.240mm
Lead Mgr: HSBC Co-Mgrs: BofA, Citi, DB, JPM, MS
Exp. Settle: 12/14 First Pmt Date: 1/22/07
Fxd Classes settle with 28 days accrued, Fltrs settle flat.
Class	Amount ($ MM)	Avg Life Call/Mat	Desc	(M/S&P/F) Ratings	Bench + Sprd		Yld	Coup	Price
A-1F	250.00	0.80/0.80	Fxd	Aaa/AAA/AAA	EDSF	+20	5.464	5.79	99.993617
A-1V	200.20	0.80/0.80	Fltr	Aaa/AAA/AAA	1ML	+7	---		100-00
A-2F	50.00	2.00/2.00	Fxd	Aaa/AAA/AAA	Swaps	+29	5.234	5.32	99.987789
A-2V	68.20	2.00/2.00	Fltr	Aaa/AAA/AAA	1ML	+11	---		100-00
A-3F	79.90	3.00/3.00	Fxd	Aaa/AAA/AAA	Swaps	+39	5.262	5.30	99.981101
A-3V	61.50	3.00/3.00	Fltr	Aaa/AAA/AAA	1ML	+15	---		100-00
A-4	132.14	5.41/7.59	Fltr	Aaa/AAA/AAA	1ML	+23	---		100-00
M-1	51.88	4.67/5.66	Fltr	Aa1/AA+/ AA+	1ML	+26	---		100.00
M-2	43.42	4.57/5.53	Fltr	Aa2/AA/ AA+	1ML	+28	---		100.00

*Originator/Servicer: HSBC Finance Corp
*Classes A-1F thru A-4 are expected to be ERISA eligible, Classes M-1 and M-2 are not ERISA eligible.
*15% Optional Clean-up call
*Legal Maturity for all classes 3/20/2036
*Pricing Speed: 100% PPC which assumes on a seasoning adjusted basis that prepayments start at 0% CPR in month one, increase by approximately 1.3158% each month to 25% CPR in month twenty, and remain at 25% CPR thereafter.
----

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting edgar on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-811-8049. ANY OTHER LEGENDS AND/OR DISCLAIMERS THAT APPEAR ELSEWHERE ON THIS COMMUNICATION ARE NOT APPLICABLE AND SHOULD BE DISREGARDED. SUCH LEGENDS AND /OR DISCLAIMERS ARE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT THROUGH BLOOMBERG OR OTHER INTERNET APPLICATIONS.

-----------------------------------------------------------------------------

This analysis has been prepared by the HSBC Securities (USA) Inc. (HSI) Sales/Trading Desk; it is not a product of the research Department. HSI's trading Desk may have accumulated a long or short position in the subject security on the basis of this analysis prior to its dissemination. Opinions expressed are present opinions only, and may differ from opinions expressed by other HSI departments. The HSI Sales/Trading Desk does not undertake any obligation to update this material.
----------------------------

***************************************************************************************

This message originated from the Internet. Its originator may or may not be who they claim to be and the information contained in the message and any attachments may or may not be accurate.

***************************************************************************************